# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SPRUCE POWER HOLDING CORP, CIK 0001772720
CUSIP: 9837FR209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2000 S COLORADO BLVD, SUITE 2-825, DENVER, Colorado (CO), 80222
Date of event which requires filing of this statement: 12/11/2025
Filed by CIK 0001452857
Persons authorized to receive notices and communications: Warren G. Lichtenstein, Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, New York (NY), 10022, 212-520-2300

## Reporting persons
- STEEL PARTNERS HOLDINGS L.P. (CIK 0001452857): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,079,314; sole dispositive power 0; shared dispositive power 3,079,314; aggregate amount beneficially owned 3,079,314 (16.9% of the class)
- Steel Partners Holdings GP Inc. (CIK 0001537666): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,079,314; sole dispositive power 0; shared dispositive power 3,079,314; aggregate amount beneficially owned 3,079,314 (16.9% of the class)
- SPH Group LLC (CIK 0001522067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,079,314; sole dispositive power 0; shared dispositive power 3,079,314; aggregate amount beneficially owned 3,079,314 (16.9% of the class)
- SPH Group Holdings LLC (CIK 0001522066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,079,314; sole dispositive power 0; shared dispositive power 3,079,314; aggregate amount beneficially owned 3,079,314 (16.9% of the class)
- Steel Excel Inc. (CIK 0000709804): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,079,314; sole dispositive power 0; shared dispositive power 3,079,314; aggregate amount beneficially owned 3,079,314 (16.9% of the class)
- Steel Connect LLC (CIK 0000914712): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,079,314; sole dispositive power 0; shared dispositive power 3,079,314; aggregate amount beneficially owned 3,079,314 (16.9% of the class)
- STEEL CONNECT SUB LLC (CIK 0002099397): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,079,314; sole dispositive power 0; shared dispositive power 3,079,314; aggregate amount beneficially owned 3,079,314 (16.9% of the class)
- HOWARD JACK L (CIK 0001144269): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 50,000; shared voting power 0; sole dispositive power 50,000; shared dispositive power 0; aggregate amount beneficially owned 50,000 (0.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: SPRUCE POWER HOLDING CORP
Address of issuer's principal executive offices: 2000 S COLORADO BLVD, SUITE 2-825, DENVER, Colorado (CO), 80222

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 3,079,314 Shares owned directly by Steel Connect Sub is approximately $10,580,995, including brokerage commissions. Such Shares were acquired with Steel Connect Sub's cash on hand. The aggregate purchase price of the 50,000 Shares owned directly by Mr. Howard is approximately $80,010, including brokerage commissions. Such Shares were acquired with Mr. Howard's personal funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 18,168,863 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.

As of the close of business on the date hereof, Steel Connect Sub owned directly 3,079,314 Shares, constituting approximately 16.9% of the Shares outstanding. By virtue of their relationships with Steel Connect Sub, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and Steel Connect may be deemed to beneficially own the Shares owned directly by Steel Connect Sub. As of the close of business on the date hereof, Mr. Howard owned directly 50,000 Shares, constituting less than 1% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and Steel Connect may be deemed to have shared power to vote and dispose of the Shares reported in this statement owned directly by Steel Connect Sub. Mr. Howard has the sole power to vote and dispose of the Shares reported in this statement that he directly owns.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by Steel Connect Sub since the filing of Amendment No. 1 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities Since the Filing of Amendment No. 1 to Schedule 13D

## Signatures
- STEEL PARTNERS HOLDINGS L.P.: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its General Partner (12/15/2025)
- Steel Partners Holdings GP Inc.: /s/ Maria Reda, Maria Reda, Secretary (12/15/2025)
- SPH Group LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Managing Member (12/15/2025)
- SPH Group Holdings LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Manager (12/15/2025)
- Steel Excel Inc.: /s/ Maria Reda, Maria Reda, Secretary (12/15/2025)
- Steel Connect LLC: /s/ Maria Reda, Maria Reda, Secretary (12/15/2025)
- STEEL CONNECT SUB LLC: /s/ Maria Reda, Maria Reda, Secretary (12/15/2025)
- HOWARD JACK L: /s/ Jack L. Howard, Jack L. Howard (12/15/2025)